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                                                                    EXHIBIT 99.7



                             CORECOMM HOLDCO, INC.



      OFFERS TO EXCHANGE (1) SHARES OF CORECOMM HOLDCO, INC. COMMON STOCK


                  FOR SHARES OF CORECOMM LIMITED COMMON STOCK


         AND (2) SHARES OF CORECOMM HOLDCO, INC. COMMON STOCK AND CASH


       FOR 6% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF CORECOMM LIMITED



            THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT


     12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 10, 2002, UNLESS EXTENDED.


                                                                  April 15, 2002

To Holders of Shares of CoreComm
Limited Common Stock:

     CoreComm Holdco, Inc. ("Holdco"), formerly a first-tier, wholly-owned subsidiary of CoreComm Limited ("Limited"), is offering to exchange:

     - 1/38.9 of a share of its common stock (rounded up to the nearest whole share for each unaffiliated holder), par value $0.01 per share (the "Holdco Common Stock"), for each validly tendered and accepted share of common stock, par value $0.01 per share (the "Limited Common Stock"), of Limited that you hold; and

     - 9.1047 shares of its common stock (rounded up to the nearest whole share for each unaffiliated holder) and $30.00 in cash (which is equal to the amount of the April 1, 2002 interest payment that has not been paid), net without interest, for each validly tendered and accepted $1,000 in aggregate principal amount of 6% Convertible Subordinated Notes due 2006 (the "Public Notes") of Limited.


     These exchange offers are made on the terms and are subject to the conditions set forth in our preliminary prospectus dated April 15, 2002 (the "Prospectus") and the accompanying Letters of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the exchange offers. THE PROSPECTUS REPRESENTS A REDISTRIBUTION OF INFORMATION RELATING TO THE EXCHANGE OFFERS, WHICH WE ORIGINALLY DISTRIBUTED ON FEBRUARY 8, 2002. IF YOU PREVIOUSLY TENDERED SHARES OF LIMITED COMMON STOCK IN THE EXCHANGE OFFERS THERE IS NO NEED TO SUBMIT ANOTHER COMPLETED LETTER OF TRANSMITTAL. Subject to the terms and conditions of the exchange offers, we will accept any and all shares of Limited Common Stock and any and all Public Notes that are tendered in the exchange offers and not withdrawn prior to the Expiration Date (as defined below). We reserve the right to extend, amend or terminate the exchange offers. Any shares of Limited Common Stock or Public Notes not accepted for exchange for any reason will be returned to you as soon as practicable.


     The enclosed Prospectus and the accompanying yellow Letter of Transmittal and Notice of Guaranteed Delivery are being forwarded to you as the holder of shares of Limited Common Stock. If you wish to tender your shares in the exchange offers, you should complete and sign the yellow Letter of Transmittal and deliver it, together with your shares of Limited Common Stock, to Continental Stock Transfer & Trust Company (the "Exchange Agent") at the address set forth in the Letter of Transmittal. This delivery must be received by the Exchange Agent prior to 12:00 Midnight, New York City time, on May 10, 2002, or such later date as the exchange offers may be extended (the "Expiration Date"). You may also tender your shares of Limited Common Stock by contacting your broker, or setting up an account with a broker, and instructing such broker to tender your notes by book-entry transfer to the
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account of the Exchange Agent, as described in the Prospectus under "The
Exchange Offers -- Book-Entry Transfer." Such book-entry transfer procedures must be completed by the Expiration Date.

     The exchange offers represent the final phase of our previously announced recapitalization process. As we have stated in those announcements, Limited and Holdco exchanged shares of Holdco Common Stock for approximately $600 million of debt and preferred stock of Limited and Holdco. As a result of that issuance of shares of Holdco Common Stock, Limited is no longer the sole stockholder of Holdco, and only owns approximately 13% of Holdco's outstanding capital stock. You are being asked to tender your shares because it will enable you to own shares directly in Holdco, which owns 100% of our businesses. In the aggregate, holders of Limited Common Stock (including shares issuable upon the exercise of warrants) will receive approximately 13% of Holdco's outstanding stock if all shares are tendered.

     If we are successful in accepting at least 90% of the outstanding shares of CoreComm Limited common stock in the exchange offers, we plan to merger a wholly-owned subsidiary of Holdco into Limited with Limited surviving the merger as a wholly-owned subsidiary of Holdco. Limited has agreed to relinquish the number of shares of Holdco Common Stock that it owns equal to the aggregate number of shares of Holdco Common Stock issued in the exchange offers and the merger.

     Both Limited's and Holdco's boards of directors recommend that you tender all of the shares of Limited Common Stock that you own so that we can successfully complete the recapitalization process. Nasdaq has informed us that, in order to transfer Limited's Nasdaq listing to Holdco, it requires that at least 90% of the outstanding shares of Limited Common Stock be tendered so that the merger can take place. Therefore, Holdco will not be able to accept shares in the exchange offer for Limited Common Stock or successfully complete the restructuring plan until at least 90% of the outstanding shares are tendered. If you decide not to tender your shares of Limited Common Stock and less than 90% of the outstanding shares are tendered, you will continue to hold your shares of Limited Common Stock and an indirect interest in Holdco.


     If you have any questions regarding the offer or need assistance in tendering your shares of Limited Common Stock, please contact D.F. King & Co., Inc. (the "Information Agent"), at the telephone numbers set forth in the Prospectus. Additional copies of the enclosed materials may be obtained from the Information Agent.


                                          Very truly yours,


                                          CORECOMM HOLDCO, INC.


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